Caledonia announces

Summer Drilling Program on Kikerk Lake Property, Nunavut

Toronto, Ontario – 18 July 2005: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF and LSE-AIM: CMCL) is pleased to announce that approval for a $500,000 summer exploration program at the Kikerk Lake property in Nunavut has been given by the joint venture partners,   Caledonia, Ashton Mining of Canada (“Ashton”) and Stornoway Diamond Corporation (“Stornoway”).

This program will include ground geophysical surveying, indicator mineral sampling and further drilling to investigate the diamondiferous Stellaria kimberlite, which the joint venture discovered in 2002.

Stellaria is interpreted to be a steeply dipping hypabyssal dyke with an estimated true width of 13 metres. The kimberlite lies along a geophysically-defined linear feature with an estimated length of two kilometres. As reported on November 8, 2002, caustic dissolution analysis of 110 kg of kimberlite from Stellaria returned 67 diamonds, including one diamond measuring 2.3 x 1.4 x 0.9 mm. Work on the property in 2004 included indicator mineral sampling in the area surrounding Stellaria to prioritize potential drill targets.

In light of the encouraging initial diamond results, the joint venture will carry out additional work on Stellaria during the summer field season. The program will include the drilling of as many as six core holes in an effort to better define the potential length and width of the dyke and investigate the associated linear feature.

The Kikerk Lake property is located approximately 20 kilometres northeast of the Knife Lake kimberlite currently undergoing evaluation by De Beers Canada Exploration Inc. The property also hosts the Potentilla kimberlite, located 700 metres east of Stellaria. As reported on September 16, 2002, a 5.83 tonne sample of drill core collected from Potentilla returned an estimated diamond content 17.5 carats per hundred tonnes. The diamonds recovered from this sample include a 0.34 carat colourless stone.

Exploration on the Kikerk Lake property is governed by a joint venture agreement between Ashton, Stornoway and Caledonia. The current respective interests of the parties are Ashton 52.5 percent, Stornoway 30.0 percent and Caledonia 17.5 percent. Ashton has an option to increase its interest to 59.5 percent by carrying Caledonia to completion of a feasibility study.

In total, 21 kimberlites, including eleven that contain diamonds, have been discovered in the Coronation Gulf region.  Ashton is the operator of all of the Kikerk Lake joint venture and Brooke Clements, Professional Geologist and Ashton’s Vice President, Exploration, is responsible for the design and conduct of the exploration programs, and the verification and quality assurance of analytical results.

For more information, please contact:

Caledonia Mining Stefan Hayden, President and CEO Tel: +27 11 447 2499	BuckBias Alex Buck / Nick Bias Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations, along with its latest financials may be found at www.caledoniamining.com.

Certain statements included herein are "forward-looking statements".  Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programmes, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.